Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
dated as of
September 11, 2011
among
TECHNIP S.A.,
GLOBAL INDUSTRIES, LTD.
and
APOLLON MERGER SUB B, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of September 11, 2011 among Global Industries, Ltd., a Louisiana corporation (the “Company”), Technip S.A., a société anonyme organized under the laws of France (“Parent”), and Apollon Merger Sub B, Inc., a Louisiana corporation and an indirect wholly-owned subsidiary of Parent (“Merger Subsidiary”).
W I T N E S S E T H:
     WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Subsidiary have (i) approved and declared advisable this Agreement and the transactions contemplated hereby in accordance with the laws of the jurisdiction under which it was organized and (ii) with respect to the Company and Merger Subsidiary, have declared it advisable that their respective stockholders approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement;
     WHEREAS, Parent, as the sole stockholder of Merger Subsidiary, has approved and adopted this Agreement and the transactions contemplated hereby;
     WHEREAS, in connection with the Merger (as defined below), the Board of Directors of the Company has approved and deemed it advisable that the shareholders of the Company adopt the Amended and Restated Company Charter (as defined below) to remove certain restrictions on ownership of Company Stock (as defined below) by non-US Persons;
     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE 1
Definitions
     Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:
     “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party offer or proposal relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, directly or indirectly, of 15% or more of the consolidated assets of the Company or 15% or more of any class of equity or voting securities of the Company or any of its

Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company.
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.
     “Amended and Restated Company Charter” means the amended and restated articles of incorporation of the Company to be adopted by the Company simultaneously with the consummation of the Merger, substantially in the form attached hereto as Exhibit A.
     “Applicable Law” means, with respect to any Person, any foreign, supranational, federal, provincial, state or local law (statutory or common), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
     “Board” means the Board of Directors of the Company.
     “Business Day” means a day, other than Saturday, Sunday or any other day on which commercial banks in New York, New York, Houston, Texas or Paris, France are authorized or required by Applicable Law to close.
     “CFIUS” means the Committee on Foreign Investment in the United States.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company Balance Sheet” means the consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.
     “Company Balance Sheet Date” means June 30, 2011.

     “Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.
     “Company Stock” means the common stock, $0.01 par value, of the Company.
     “Credit Facility” means the Company’s credit facility under that certain Third Amended and Restated Credit Agreement dated as of June 30, 2006, as amended.
     “Employee Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, consulting, severance, change in control, transaction bonus, retention, or similar contract, plan, arrangement, policy or practice and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or welfare benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company, Subsidiary or any ERISA Affiliate and covers any employee or former employee of the Company or any of its Subsidiaries located in the United States or with respect to which the Company or any of its Subsidiaries has any liability to a Person located in the United States.
     “Environmental Laws” means any Applicable Laws or any agreement with any Governmental Authority, relating to the effect of the environment on human health and safety, the environment, or any pollutant, contaminant, waste or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including workplace exposure to such substances.
     “Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as currently conducted.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

     “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
     “Exon-Florio” means Sec. 721 of Title VII of the Defense Production Act of 1950 (50 U.S.C. App. 2170), as amended by the Foreign Investment and National Security Act of 2007, P.L. 110-49, 121 Stat. 246, 259 and regulations thereto 31 C.F.R. Part 800, et. seq.
     “GAAP” means generally accepted accounting principles of the United States.
     “Governmental Authority” means any transnational, domestic or foreign federal, provincial, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.
     “Hazardous Substance” means any pollutant, contaminant or waste or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste, chemical or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
     “Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions and discoveries, whether patentable or not, in any jurisdiction, patents, applications for patents (including divisionals, continuations, continuations-in-part, reexaminations and renewal applications), and any renewals, extensions, supplementary protection certificates and reissues thereof, in any jurisdiction, (iii) Trade Secrets, (iv) any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights, and (vi) any similar intellectual property or proprietary rights.
     “International Plan” means any employment, severance or similar contract or arrangement (whether or not written) or any plan, policy, fund, program or arrangement or contract providing for severance, insurance coverage

(including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, pension or retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits that (i) is not an Employee Plan, (ii) is entered into, maintained, administered or, other than as mandated by Applicable Law, contributed to by the Company or any of its Affiliates and (iii) covers any employee or former employee of the Company or any of its Subsidiaries located outside the United States.
     “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).
     “Key Employees” means the individuals set forth on Section 1.01(a) of the Company Disclosure Schedule.
     “knowledge” or “known” means (a) with respect to the Company, the knowledge of one or more of the officers or key employees of the Company, in each case as set forth on Section 1.01(b) of the Company Disclosure Schedule, after reasonable inquiry and (b) with respect to Parent, the knowledge of one or more of the officers of Parent after reasonable inquiry.
     “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
     “Louisiana Law” means the Business Corporation Law of the State of Louisiana.
     “Maritime Administration” means the Maritime Administration of the United States Department of Transportation.
     “Material Adverse Effect” means, with respect to any Person, a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions, (B) changes or conditions generally affecting the industry in which such Person and its Subsidiaries operate, (C) acts of war, sabotage, terrorism, insurrection, or piracy, or natural disasters, (D) any changes, or prospective changes, in Applicable Law, GAAP or other applicable accounting standards after the date of this Agreement, (E) the execution or compliance with this Agreement or the announcement or consummation of the transactions contemplated by this Agreement (provided that this subclause (E) shall not qualify any representation or warranty or related condition requiring disclosure based on the consummation of the transactions contemplated by this Agreement), (F) any change in the trading prices or trading volume of such Person’s capital stock or its debt (but not any change or effect underlying such change in prices or volume unless otherwise excluded pursuant to this paragraph) or any fluctuations in interest or exchange rates, (G) the failure of such Person to meet internal or analysts’ expectations or projections (but not any change or effect underlying or giving rise to such failure unless otherwise excluded pursuant to this paragraph); and (H) with respect to the Company, any action taken by the Company or any of its Subsidiaries upon the express written request of Parent or Merger Subsidiary; provided that any occurrence, condition, change, event or effect referred to in clauses (A) through (D) above may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such occurrence, condition, change, event or effect has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other participants in the industries and geographic regions in which such Person and its Subsidiaries operate, in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been or may be a Material Adverse Effect or (ii) such Person’s ability to consummate the transactions contemplated by this Agreement.
     “NASDAQ” means the NASDAQ Stock Market LLC.
     “1933 Act” means the Securities Act of 1933.
     “1934 Act” means the Securities Exchange Act of 1934.
     “Order” means any order, writ, assessment, decision, injunction, decree, ruling, judgment or similar action, whether temporary, preliminary or permanent, of a Governmental Authority.
     “Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.
     “Permitted Lien” means (i) mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s or other like liens arising or incurred in the ordinary course of business relating to obligations that are not delinquent or that are being contested in good faith by the Company or any of its Subsidiaries; (ii) Liens for Taxes, assessments and other governmental charges that are not yet due and payable, that may thereafter be paid without interest or penalty, that have been adequately provided for in accordance with generally accepted accounting principles or for amounts being contested in good faith; (iii) Liens on cash collateralization of letters of credit under the Credit Facility; (iv) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected in the Company SEC Documents, including any encumbrances in respect of the Credit Facility and the Title XI Bonds); (v) Liens imposed or promulgated by zoning, building and other similar codes and regulations; (vi) restrictions under leases, subleases, licenses or occupancy agreements and liens or other encumbrances that have been placed by any developer, landlord or other similar third party on any real property in which the Company or any of its Subsidiaries has a leasehold interest and subordination or similar agreements relating thereto, to the extent disclosed to Purchaser prior to the date hereof; and (vii) any other Liens that, in the aggregate, do not materially impair the value or the continued use and operation of the assets or properties to which they relate.
     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Authority.
     “Representatives” means, in respect of any Person, such Person’s officers, directors, employees, consultants, agents, advisors, and controlled Affiliates.
     “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
     “SEC” means the Securities and Exchange Commission.
     “Subsidiary” means, with respect to any Person, any entity of which (a) securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person, and (b) such Person or any subsidiary of such Person is a general partner.
     “Termination Fee” means a cash amount equal to $30,000,000.
     “Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

     “Title XI Bonds” means the Company’s United States Government Guaranteed Export Ship Financing Obligations, 2000 Series.
     “Title XI Consent” means any required consent, waiver or approval of the Maritime Administration required in connection with the consummation of the transactions contemplated by this Agreement under and in respect of the Title XI Bonds to ensure that no default or event of default occurs thereunder.
     “Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.
     (c) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.03
Agreement	Preamble
Antitrust Authority	8.01
Antitrust Laws	8.01
Burdensome Condition	8.01
Certificate of Merger	2.01
Certificates	2.03
Chartered Vessels	4.15
Closing	2.01
Common Stock	4.05
Company	Preamble
Company Board Recommendation	4.02
Company Equity Awards	2.04
Company Performance Unit	2.04
Company Restricted Share	2.04
Company SEC Documents	4.07
Company Securities	4.05
Company Stock Option	2.04
Company Stock Plan	2.04
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Subsidiary Securities	4.06
Confidentiality Agreement	6.03
Current Employees	7.04
D&O Insurance	7.03
Debentures	2.05
Effective Time	2.01
e-mail	11.01
End Date	10.01

Term	Section
Equity Award Consideration	2.04
Exchange Agent	2.03
Exon-Florio Filing	8.01
Indemnified Person	7.03
Lease	4.14
Leased Vessels	4.15
Material Contract	4.22
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Multiemployer Plan	4.19
Notice Period	6.03
Option Consideration	2.04
Owned Vessels	4.15
Parent	Preamble
Parent Employee Plan	7.04
Performance Unit Consideration	2.04
Post-Closing Period	7.04
Preferred Stock	4.05
Premerger Notification Rules	8.01
Proxy Statement	4.09
Superior Proposal	6.03
Superior Proposal Notice	6.03
Surviving Corporation	2.01
Tax	4.17
Tax Action	6.05
Tax Return	4.17
Tax Sharing Agreements	4.17
Taxing Authority	4.17
Time Chartered Vessels	4.15
Uncertificated Shares	2.03
Vessel	4.15
Vessel Equipment	4.15
     Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements existing as of the date hereof must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.
ARTICLE 2
The Merger
     Section 2.01. The Merger. (a) At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Louisiana Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”) with those characteristics set out in Article 3.
     (b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than two Business Days, after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.
     (c) At the Closing, the Company and Merger Subsidiary shall (i) file a certificate of merger and the Amended and Restated Company Charter with the

Louisiana Secretary of State and (ii) make all other filings or recordings required by Louisiana Law necessary to effect the Merger (such certificates and other filings set forth in clauses (i) through (ii), the “Certificate of Merger”). The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed (or at such later time as may be specified in the Certificate of Merger).
     (d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Louisiana Law.
     Section 2.02. Conversion of Shares. At the Effective Time:
     (a) Except as otherwise provided in Section 2.02(b) or Section 2.09, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $8.00 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, without interest.
     (b) Each share of Company Stock held by the Company as treasury stock or owned by Parent, Merger Subsidiary, or any of their Affiliates immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.
     (c) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
     Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). Parent shall make available to the Exchange Agent the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.
     (b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.
     (c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
     (d) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.
     (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock eighteen months after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
     (f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) to pay for shares of Company Stock for which rights to receive payment of the fair value of such shares have been perfected shall be returned to Parent upon demand of Parent.
     Section 2.04. Equity Awards. (a) At or immediately prior to the Effective Time, each outstanding option to purchase shares of Company Stock granted under the Company’s 1998 Equity Incentive Plan, as amended, or the Company’s 2005 Stock Incentive Plan, as amended, (each, a “Company Stock Plan” and each such option, a “Company Stock Option”), whether or not exercisable or vested, shall be canceled, and the Company shall pay each such holder at or promptly after the Effective Time for each such cancelled Company Stock Option an amount, less any applicable withholding for Taxes (the “Option Consideration”), in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of Company Stock subject to the Company Stock Option by (ii) the number of shares of Company Stock such holder could have purchased (assuming full vesting of the Company Stock Option) had such holder exercised such option in full immediately prior to the Effective Time.
     (b) At or immediately prior to the Effective Time, each restricted share of Company Stock (whether subject to service-based or performance-based vesting conditions) (each, a “Company Restricted Share”) granted under any Company Stock Plan that is outstanding shall become fully vested, and shall be treated as a share of Company Stock for all purposes of this Agreement (including the right to receive the Merger Consideration in accordance with Section 2.02).
     (c) At or immediately prior to the Effective Time, each performance unit with respect to Company Stock granted under any Company Stock Plan (each, a “Company Performance Unit” and, together with the Company Stock Options and Company Restricted Shares, “Company Equity Awards”), shall be canceled, and the Company shall pay each such holder at or promptly after the Effective Time for each such Company Performance Unit, an amount in cash, less any applicable withholding for Taxes (the “Performance Unit Consideration” and, together with the Option Consideration and the Merger Consideration payable to holders of Company Restricted Shares, the “Equity Award Consideration”), equal to (i) the Merger Consideration multiplied by (ii) the number of shares of Company Stock issuable pursuant to such Company

Performance Unit assuming attainment of the target level of performance applicable to such Company Performance Unit (or such other level of performance if provided for in the award agreement underlying such Company Performance Unit.
     (d) Prior to the Effective Time, each of Parent and the Company shall use its reasonable best efforts to take all actions necessary such that, effective as of the Effective Time, each outstanding Company Equity Award shall be canceled in exchange for the applicable Equity Award Consideration (if any), including (i) obtaining any consents from holders of Company Equity Awards that are required under the terms of the applicable Company Stock Plan and (ii) amending, to the extent necessary and to the extent such amendment is permitted by the terms of such Company Equity Award or Company Stock Plan, the terms of such Company Equity Awards or Company Stock Plan to give effect to the transactions contemplated by this Section 2.04. Notwithstanding any other provision of this Section 2.04, payment may be withheld in respect of any Company Stock Options or Company Performance Units until any required consents of the holder of such Company Stock Options or Company Performance Units, as applicable, are obtained. For the avoidance of doubt, any Company Equity Awards with an intrinsic value of zero or less immediately preceding the Effective Time shall be canceled without any payment or other consideration therefor and the holder of such Company Equity Award shall have no rights whatsoever with respect to such cancelled Company Equity Award.
     Section 2.05. Convertible Securities. At the Effective Time, Company’s 2.75% Senior Convertible Debentures due 2027 (the “Debentures”) shall remain outstanding and shall be treated in accordance with their terms. Notwithstanding the foregoing, each of Parent and Merger Subsidiary acknowledges that the Merger will constitute a “Fundamental Change” as defined in the indenture governing the Debentures and that the holders of such Debentures shall have the rights related thereto under such indenture. The Company will provide prior notice of such Fundamental Change in accordance with the terms of the Debentures.
     Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, and without prejudice to Section 6.01, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise or cancellation of any Company Stock Options or settlement or cancellation of any Company Performance Units outstanding as of the date hereof, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

     Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.
     Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.
     Section 2.09. Dissenting Shares. Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has voted against the Merger and who has properly exercised dissenters’ rights with respect thereto in accordance with Section 12:131 of the Louisiana Law shall not be converted into the right to receive the Merger Consideration, and holders of such shares shall instead be entitled to receive payment of the fair value of such shares in accordance with Section 12:131 of the Louisiana Law, unless such holder fails to perfect, withdraws or otherwise loses the right to payment of the fair value of such shares under the Louisiana Law. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to payment of the fair value of such shares under the Louisiana Law, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company pursuant to Section 12:131 of the Louisiana Law, and Parent, at Parent’s expense, shall have the right to direct all negotiations and proceedings with respect to such demands so long as Parent does not create any obligations for the Company effective prior to the Effective Time. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

ARTICLE 3
The Surviving Corporation
     Section 3.01. Articles of Incorporation. The articles of incorporation of the Company in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation until amended in accordance with Applicable Law; provided that, at the Effective Time, such articles of incorporation shall be amended in their entirety to read in full as set forth in the Amended and Restated Company Charter.
     Section 3.02. Bylaws. The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.
     Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.
ARTICLE 4
Representations and Warranties of the Company
     Subject to Section 11.05, except as disclosed in (a)(i) the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2010, (ii) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 or (iii) in any Current Report on Form 8-K filed by the Company with the SEC after the date of the filing of such Form 10-K and prior to the date hereof, in each case other than (A) any information that is contained in the “Risk Factors” section of such reports and (B) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such reports, if the relevance of such disclosure as an exception to one or more of the following representations and warranties is reasonably apparent, or (b) the Company Disclosure Schedule, the Company represents and warrants to Parent as of the date hereof and as of the Effective Time that:
     Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Louisiana and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore made available to Parent true and complete copies of the articles of incorporation and bylaws of the Company as in effect on the date of this Agreement.
     Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger and adoption of the Amended and Restated Company Charter, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of two thirds of the shares of Company Stock represented at the Company Stockholder Meeting is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger and adoption of the Amended and Restated Company Charter (the “Company Stockholder Approval”). This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
     (b) At a meeting duly called and held, the Company’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company’s stockholders; (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby; (iii) unanimously approved, adopted and declared advisable the adoption of the Amended and Restated Company Charter; and (iv) unanimously resolved, subject to Section 6.03(b), to recommend approval and adoption of this Agreement and the adoption of the Amended Restated Company Charter by its stockholders (such recommendation, the “Company Board Recommendation”).
     Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of the Certificate of Merger; (b) compliance with any applicable requirements of the HSR Act and any analogous laws existing in foreign jurisdictions; (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable state or federal securities law; (d) consent of the Maritime

Administration in connection with the Company’s Title XI Bonds; (e) compliance with any applicable requirements of the rules and regulations of NASDAQ; and (f) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation (in respect of the performance and consummation of the transactions contemplated hereby, assuming the adoption of the Amended and Restated Company Charter), the Amended and Restated Company Charter or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries; or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock of $0.01 par value per share (“Common Stock”) and 30,000,000 shares of Preferred Stock of $0.01 par value per share (“Preferred Stock”). As of August 31, 2011, there were (i) 115,981,036 shares of Common Stock outstanding, including 1,582,350 Company Restricted Shares, (ii) Company Stock Options to purchase an aggregate of 1,436,293 shares of Company Stock (of which Company Stock Options to purchase an aggregate of 1,257,291 shares of Company Stock were vested or exercisable), (iii) Company Performance Units in respect of 1,139,338 shares of Common Stock (assuming attainment of the applicable target level of performance), and (iv) $325,000,000 aggregate principal amount of Debentures, which are convertible into shares of Company Stock. There are no shares of Preferred Stock outstanding. All outstanding shares of capital stock of the

Company have been, and all shares that may be issued pursuant to any Company Stock Option, Company Performance Unit or other compensation plan or arrangement or the Debentures will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. Section 4.05(a) of the Company Disclosure Schedule contains a complete and correct list of outstanding Company Stock Options, Company Performance Units and Company Restricted Shares, including the holder, date of grant, exercise price (if applicable), vesting schedule and number of shares of Company Stock subject thereto (in the case of Company Performance Units, assuming attainment of the target level of performance).
     (b) Except as set forth in this Section 4.05, including any shares of Common Stock obtained through exercise of Company Stock Options or settlement of Company Performance Units described herein, there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in this Section 4.05, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.
     (c) Except as set forth in this Section 4.05, none of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.
     Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Subsidiaries of the Company and their respective jurisdictions of organization are as set forth in Section 4.06(a) of the Company Disclosure Schedule.
     (b) All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien other than Permitted Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.
     Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2009 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).
     (b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each document of the type included in the definition of Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.
     (c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
     (d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
     (e) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are designed to timely alert the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.
     (f) Since January 1, 2009, the Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2009.
     (g) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company. The Company has not, since January 1, 2009, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
     (h) Since January 1, 2009, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.
     (i) Since January 1, 2009, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NASDAQ.
     (j) Section 4.07(j) of the Company Disclosure Schedule describes, and the Company has made available to Parent copies of the documentation creating or governing, all securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K of the SEC) that existed or were effected by the Company or its Subsidiaries since January 1, 2009.
     (k) Since January 1, 2009, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.
     Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

     Section 4.09. Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Merger and the adoption of the Amended and Restated Company Charter (the “Proxy Statement”) will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Proxy Statement and any amendments or supplements thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement to the extent based upon information supplied by Parent, Merger Subsidiary or any of their respective Representatives specifically for use or incorporation by reference therein.
     Section 4.10. Absence of Certain Changes. (a) Since the Company Balance Sheet Date through the date hereof, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     (b) From the Company Balance Sheet Date through the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(a) through (m).
     Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and, other than liabilities or obligations (a) disclosed and provided for in the Company Balance Sheet or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, (c) incurred under this Agreement or in connection with the transactions contemplated hereby and (d) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.12. Compliance With Laws and Court Orders. The Company and each of its Subsidiaries is, and since January 1, 2009 has been, in compliance with, and to the knowledge of the Company is not under investigation with respect to, and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations or investigations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There is no Order outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.
     Section 4.13. Litigation. There is no action, suit, investigation or proceeding (or any basis therefor) pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.14. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.
     (b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect, (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and (iii) neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.
     (c) Section 4.14(c) of the Company Disclosure Schedule sets forth a complete and correct list of all owned and leased real property.
     Section 4.15. Vessels. (a) Section 4.15(a) of the Company Disclosure Schedule sets forth each of the vessels and attendant plant (each a “Vessel” and collectively the “Vessels”) used by the Company or any of its Subsidiaries in its business and, as to each of the Vessels, distinguishes among: (i) those Vessels that are owned by the Company or any of its Subsidiaries (the “Owned Vessels”); (ii) those Vessels that are chartered by the Company or any of its Subsidiaries under charter or use arrangements that are designated “bareboat or demise charters”, other than Owned Vessels (the “Bareboat Chartered Vessels”); (iii) those Vessels that are chartered by the Company or any of its Subsidiaries for a time period in excess of six months under charter or use arrangements not designated “bareboat or demise charters” (the “Time Chartered Vessels” and, together with the Bareboat Chartered Vessels and the Leased Vessels (defined below), collectively the “Chartered Vessels”); and (iv) those Vessels that are leased by the Company or any of its Subsidiaries for a time period in excess of six months and not described in clause (i), (ii) or (iii) above (the “Leased Vessels”).
     (b) The Company or its Subsidiaries are the registered owners of and have valid and marketable title to the Owned Vessels, free and clear of all Liens other than Permitted Liens. The Company or its Subsidiaries have valid and enforceable charters, use arrangements or similar rights with respect to the Chartered Vessels, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each of the Owned Vessels is validly registered under the laws of its flag state.
     (c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Owned Vessels:
     (i) have current flag state certificates, including (A) in the case of Owned Vessels under U.S. flag, certificates of inspection and documentation, and (B) in the case of the other Owned Vessels, certificates of registry, in effect with the applicable Governmental Authority, in each case free of reportable exceptions or notations of record;
     (ii) are afloat and are substantially seaworthy;
     (iii) hold in full force all material permits, licenses, certificates, approvals, consents, notices, waivers, franchises, registrations, filings, accreditations or other similar authorizations required by any Applicable Law required for the lawful operation in the manner vessels of their kind are being operated in the trade in which the Owned Vessels are operated; and
     (iv) have valid and unextended class certificates without condition or recommendation, and the class of the Owned Vessels are maintained without condition or recommendation.

     (d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all tangible personal property owned or utilized by the Company or any of its Subsidiaries, including boats, barges, vessels and Vessel Equipment, are in good operating condition and are maintained substantially consistent with the standards generally followed in the industry. “Vessel Equipment” means boilers, generators, machinery, pipe reels, pipe laying and/or handling equipment, boats, lifeboats, masts, towers, cranes, engines, instruments, anchors and anchor handling equipment, chains, cables, apparel, accessories, tackle, rigging, electronic, radar, communication, radio installation and navigational equipment, and all other associated equipment, furnishings, appliances and consumables.
     Section 4.16. Intellectual Property. Section 4.16 of the Company Disclosure Schedule sets forth a complete and correct list of all material registrations and applications for registration of any Intellectual Property owned by the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (a) the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens other than Permitted Liens), all material Intellectual Property used in the conduct of its business as currently conducted; (b) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person; (c) to the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Intellectual Property right owned by the Company or any of its Subsidiaries; (d) neither the Company nor any of its Subsidiaries has received any written notice from a Third Party of any pending claim, action, suit, order or proceeding by such Third Party against the Company or any of its Subsidiaries with respect to any Intellectual Property used by the Company or any of its Subsidiaries or alleging that the any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property of any Person; (e) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Intellectual Property rights owned by the Company or any of its Subsidiaries; (f) the Company and its Subsidiaries have taken reasonable steps substantially in accordance with normal industry practice to maintain the confidentiality of all Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries; (g) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted, and to the knowledge of the Company, no Person has gained unauthorized access to the IT Assets; and (h) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology for material IT Assets substantially consistent with industry practices.

     Section 4.17. Taxes. (a) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such Tax Returns are, or shall be at the time of filing, true and complete in all material respects.
     (b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.
     (c) The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2010 have been examined and closed or are Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.
     (d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.
     (e) During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
     (f) Neither the Company nor any of its Subsidiaries owns an interest in real property in any jurisdiction in which a Tax is imposed on the deemed transfer of an interest in real property as a result of the Merger.
     (g) Schedule 4.17(g) contains a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files Tax Returns.
     (h) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective

Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).
     Section 4.18. Employees. Except as set forth in Section 4.18(a) of the Company Disclosure Schedule, as of the date hereof, all material commissions, bonuses and other incentive-based compensation payable to employees, consultants or contractors for services performed on or prior to the date hereof have been paid in full or fully accrued for. Except as set forth in Section 4.18(b) of the Company Disclosure Schedule, the Company is not aware of any Key Employee that intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing Date, and no Key Employee has any agreements as to length of notice or severance payment required to terminate his or her employment. To the knowledge of the Company, each individual characterized and treated by the Company or any Subsidiary as an independent contractor is properly treated as an independent contractor under all Applicable Law.
     Section 4.19. Employee Benefit Plans. (a) Section 4.19 of the Company Disclosure Schedule contains a correct and complete list identifying each material Employee Plan. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) or, if applicable, forms thereof, and all amendments thereto and written interpretations thereof have been furnished to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990), if any, prepared in connection with any such plan or trust.
     (b) None of the Company, any Subsidiary, nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, is obligated to contribute to, or has in the past sponsored, maintained or contributed to or been obligated to contribute to, any Employee Plan subject to Title IV of ERISA, a defined benefit plan, a multiple employer plan or a multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).
     (c) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and to the knowledge of the Company, there is no reason why any such determination letter should be revoked or not be reissued, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has made available to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by Applicable Law, including ERISA and the Code, and has been maintained in good standing with applicable Governmental Authorities. No material events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     (d) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any current or former employee, director, or independent contractor of the Company or any of its Subsidiaries to any payment of money or other property, including any bonus, severance, retirement, job security or other benefit or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan. There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee, director or independent contractor of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount to any current or former employee, director or independent contractor that would not be deductible pursuant to the terms of Section 280G of the Code (without regard to subsection (b)(4) thereof) or 162(m) of the Code or that would be subject to the excise tax of Section 4999 of the Code. Section 4.19(d) of the Company Disclosure Schedule lists (i) all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer), true and complete copies of which have been previously provided to Parent and (ii) a reasonable, good faith estimate of the maximum aggregate amounts so payable to each such individual as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer).
     (e) (i) Neither the Company nor any of its Subsidiaries has any current or projected liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees, directors or independent contractors of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code or similar non-US law, and (ii) no condition exists that would prevent the Company or any Subsidiary from amending or terminating without material liability to the Company or any of its Subsidiaries any Employee Plan providing health or medical benefits in respect of any current or former employee of the Company or any Subsidiary.
     (f) There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Employee Plan or International Plan which would increase the expense of maintaining such Employee Plan or International Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2010, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     (g) All contributions and payments accrued under each Employee Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been discharged and paid on or prior to the date hereof except (i) to the extent reflected as a liability on the Company Balance Sheet or (ii) as would not reasonably be expected to have, individually as in the aggregate, a Material Adverse Effect on the Company.
     (h) There is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan or International Plan before any arbitrator or any Governmental Authority, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     (i) The Company has provided Parent with a list and copies of each material International Plan. Each International Plan has been maintained in compliance with its terms and with the requirements prescribed by Applicable Law (including any special provisions relating to qualified plans where such Plan was intended so to qualify and any requirements relating to the funding of such plans) and has been maintained in good standing with applicable regulatory authorities, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.20. Labor Matters. The Company and its Subsidiaries are in with compliances with all Applicable Laws relating to employment and employment practices, including those relating to terms and conditions of employment, wages and hours, collective bargaining, unemployment compensation, equal employment opportunity, employment discrimination, workers’ compensation, employee classification, information privacy and security, payment and withholding of Taxes, continuation of coverage with respect to group health plans and immigration, except as would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any Subsidiary is a party to any collective bargaining or similar agreement with any labor union or organization and no works council exists or has been appointed at the Company or any Subsidiary. There is no unfair labor practice complaint, or union organizing effort, pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary. There are no labor controversies, including strikes, disputes, slowdowns or work stoppages, pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary. There are no employment-related claims, including wrongful termination, discrimination and sexual harassment claims, pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.21. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no action, claim, suit or proceeding or, to the knowledge of the Company, investigation or review (or any basis therefor) is pending or, to the knowledge of the Company, is threatened, by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries and relating to or arising out of any Environmental Law; (ii) the Company and its Subsidiaries are and, during the relevant time periods specified under all applicable statutes of limitation, have been in compliance with all Environmental Laws and all Environmental Permits; and (iii) to the knowledge of the Company, except as disclosed or provided for in the Company Balance Sheet or in the notes thereto, there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under any Environmental Law with respect to either the release into or through the environment of, or the exposure to, any Hazardous Substance.
     (b) To the knowledge of the Company, all reports, correspondence and other documentations addressing material environmental matters in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries have been delivered to or made available for review by Parent at least five Business Days prior to the date hereof.
     (c) For purposes of this Section 4.21, the terms “Company” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of the Company or any of its Subsidiaries.
     Section 4.22. Material Contracts. The Company has made available to Parent a true and complete copy of each (a) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which the Company or any of its Subsidiaries is party as of the date hereof and (b) other contract currently being performed to which the Company or any of its Subsidiaries is a party as of the date hereof pursuant to which the Company and its Subsidiaries spent or received or are reasonably expected to spend or receive, in the aggregate, in excess of $15,000,000 over the term of such contract (each such contract, a “Material Contract”). Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each of the Material Contracts, and any contract entered into between the date hereof and the Effective Time that would be a Material Contract if entered prior to the date hereof, is valid and in full force and effect, and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, or any contract entered into between the date hereof and the Effective Time that would be a Material Contract if entered prior to the date hereof, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract or any contract entered into between the date hereof and the Effective Time that would be a Material Contract if entered prior to the date hereof. Neither the Company nor any of its Subsidiaries is party to any contract, agreement, arrangement or understanding containing any provision or covenant limiting in any material respect the ability of the Company or any of its Subsidiaries (or, after the consummation of the Merger,

Parent, the Surviving Corporation or any of their respective Subsidiaries) to (A) sell any products or services of or to any other Person or in any geographic region, (B) engage in any line of business or (C) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries).
     Section 4.23. Finders’ Fees. Except for Simmons & Company International, a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates or Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.
     Section 4.24. Opinion of Financial Advisor. The Company has received the opinion of Simmons & Company International, financial advisor to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s stockholders, from a financial point of view.
     Section 4.25. Antitakeover Statutes. The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from Sections 132 — 134 and Sections 135 — 140.2 of the Louisiana Business Corporation Law, and, accordingly, no antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.
     Section 4.26. Foreign Corrupt Practices and International Trade Sanctions. To the knowledge of the Company, neither the Company nor any of its Subsidiaries or any of their respective directors, officers, agents or employees is aware of any action, or any allegation of any action, or has taken any action that would constitute a violation in any material respect by such Persons of (a) the Foreign Corrupt Practices Act or (b) any export restrictions, anti-boycott regulations or embargo regulations applicable to the Company or any of its Subsidiaries.
     Section 4.27. Shareholder Rights Plan. The Company is not a party to a shareholder rights plan with respect to the Company Stock.

ARTICLE 5
Representations and Warranties of Parent
     Subject to Section 11.05, except as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company as of the date hereof and as of the Effective Time that:
     Section 5.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and (where applicable) in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with the Merger or the other transactions contemplated by this Agreement.
     Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). Parent, as the sole stockholder of Merger Subsidiary, has adopted and approved this Agreement and the transactions contemplated hereby, and no vote or approval of the stockholders of Parent is required.
     Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of the Certificate of Merger; (b) compliance with any applicable requirements of the HSR Act and any analogous laws existing in foreign jurisdictions; (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable state or federal securities law; (d) consent of the Maritime Administration in connection with the Company’s Title XI Bonds; and (e) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Subsidiary.

     Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation, bylaws or similar organizational document of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, or (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries, with only such exceptions, in the case of each of clauses (b) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Subsidiary.
     Section 5.05. Disclosure Documents. The information supplied by Parent for inclusion in the Proxy Statement, and any amendment or supplement thereto, will not, at the time the Proxy Statement, and any amendments or supplements thereto, is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     Section 5.06. Sufficient Funds. Parent has sufficient cash or cash equivalents available, directly or through one or more Affiliates, to pay the aggregate Merger Consideration and the aggregate Equity Award Consideration on the terms and conditions contained in this Agreement and any repayment or refinancing of debt of the Company or any of its Subsidiaries required to be repaid or refinanced as a result of the Merger, and there is no restriction on the use of such cash or cash equivalents for such purpose.
ARTICLE 6
Covenants of the Company
     The Company agrees that:

     Section 6.01. Conduct of the Company. Except as set forth in Section 6.01 of the Company Disclosure Schedule, and except for any actions substantially consistent with the terms of any bids tendered to any potential customer prior to the date of this Agreement, expressly required or permitted by this Agreement, required by Applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and use its reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, officers and Key Employees (provided, however, that the Company shall not be required to increase the compensation of, or make any other payments not otherwise due to, such persons) and (iv) maintain satisfactory relationships with its customers, creditors, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except as expressly required or permitted by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule, required by Applicable Law or consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, nor shall it permit any of its Subsidiaries to:
     (a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise), other than (i) to adopt the Amended and Restated Company Charter at the Effective Time; and (ii) amend any such organizational document of any Subsidiary of the Company in accordance with Section 8.09 or in an immaterial respect;
     (b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly-owned Subsidiaries or as set forth in Section 6.01(b) of the Company Disclosure Schedule or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities (except pursuant to the forfeiture of Company Equity Awards or the acquisition by the Company of shares of Company Stock in settlement of the exercise price of a Company Stock Option or for purposes of satisfying Tax withholding obligations with respect to holders of Company Equity Awards);
     (c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of Company Stock upon the exercise of Company Equity Awards that are outstanding on the date of this Agreement in accordance with the terms thereof and (B) any Company Subsidiary Securities to the Company or any other wholly-owned Subsidiary of the Company or (ii) amend any term of any Company Security, any Company Subsidiary Security or the Debentures (in each case, whether by merger, consolidation or otherwise), except for changes to the terms of Company Equity Awards in the ordinary course consistent with past practice or in accordance with Section 2.04 hereof;
     (d) incur any capital expenditures or any obligations or liabilities in respect thereof, except (i) with respect to the current year, as contemplated by the capital expenditure budget for the current year, a copy of which the Company has made available to Parent prior to the date of this Agreement; (ii) with respect to the year 2012, $5,000,000; (iii) any unbudgeted capital expenditures not to exceed $1,000,000 individually or $3,000,000 in the aggregate; and (iv) to repair damage resulting from insured casualty events;
     (e) other than as permitted by Section 6.01(d) or as set forth in Section 6.01(e) of the Company Disclosure Schedule, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) equipment, components, raw materials or supplies in the ordinary course of business consistent with past practice and (ii) acquisitions with a purchase price (including assumed indebtedness) that does not exceed $500,000 individually or $2,000,000 in the aggregate;
     (f) sell, lease, license, abandon, permit to lapse or otherwise transfer, or create or incur any Lien other than Permitted Liens on, any of the Company’s or its Subsidiaries’ assets, properties, rights, interests or businesses, other than sales of assets, properties, interests or businesses (i) in the ordinary course of business consistent with past practice (other than Owned Vessels not held for sale on the date hereof) or (ii) with a value (including any related assumed indebtedness) that does not exceed $500,000 individually or $2,000,000 in the aggregate;
     (g) other than in connection with actions permitted by Section 6.01(d) or Section 6.01(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) in the ordinary course of business consistent with past practice (including extensions of payment terms to customers) or (B) intercompany loans, advances or capital contributions between the Company and its wholly-owned Subsidiaries or between any of the Company’s wholly-owned Subsidiaries;
     (h) create, incur, assume or otherwise become liable with respect to any indebtedness for borrowed money or guarantees thereof having an aggregate principal amount (together with all other indebtedness for borrowed money of the

Company and its Subsidiaries) outstanding at any time greater than $5,000,000; except for cash-collateralization of letters of credit under the Credit Facility;
     (i) (i) enter into any contract, agreement, arrangement or understanding of the type referred to in the last sentence of Section 4.22 or (ii) other than in the ordinary course of business consistent with past practice (including to address change orders or any disputes with customers or vendors), enter into, amend or modify in any material respect or terminate any Material Contract (or any contract entered into after the date of this Agreement that would have been a Material Contract if entered into prior to the date of this Agreement) or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries thereunder;
     (j) except to the extent required by the terms of any Employee Plan or International Plan, (i) with respect to any director, officer or employee whose annual compensation exceeds $125,000 of the Company or any of its Subsidiaries, (A) grant or increase any severance or termination pay or amend any existing severance pay or termination arrangement; (B) enter into any employment, consultancy, deferred compensation, severance or other similar agreement (or amend any such existing agreement); or (C) increase benefits payable under any existing severance or termination pay policies or employment agreements, except in the case of each of clauses (A) through (C) for the participation in employee benefits plans generally available to employees and customary compensation arrangements, in each case for newly hired non-executive, non-officer employees in the ordinary course consistent with past practice; (ii) establish, adopt or materially amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement; or (iii) increase or make any other favorable change to the compensation, bonus or other benefits payable to any director, officer, or employee of the Company or any of its Subsidiaries, except, with respect to any non-executive employee of the Company or any of its Subsidiaries whose annual compensation does not exceed $125,000, for increases in the ordinary course of business consistent with past practice;
     (k) change materially the Company’s methods of accounting, except as required by changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;
     (l) settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, except (A) in the ordinary course of business consistent with past practice (including settling change orders or any disputes with customers or vendors) or (B) any settlement of the matters disclosed, reflected or reserved against in the most recent financial statements (or the notes thereto) of the Company included in the Company SEC Documents for an amount not materially in excess of the amount so disclosed, reflected or reserved; (ii) any stockholder litigation or dispute against the Company or any of its officers or directors; or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby; or
     (m) agree, resolve or commit to do any of the foregoing.
     Section 6.02. Company Stockholder Meeting. The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement. Subject to Section 6.03, the Board of Directors of the Company shall (i) unanimously recommend approval and adoption of this Agreement by the Company’s stockholders, (ii) use its reasonable best efforts to obtain the Company Stockholder Approval and (iii) otherwise comply with all legal requirements applicable to such meeting. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholder Meeting to the extent necessary to ensure that any supplement or amendment to the Proxy Statement required by Applicable Law (it being agreed that in the event the Company provides a notice as required by Section 6.03(c)(ii) or Section 6.03(d)(i) and the Company determines to supplement or amend the Proxy Statement in connection therewith, such supplement or amendment shall be deemed to be required by Applicable Law) is provided to the Company’s stockholders or, if as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting.
     Section 6.03. No Solicitation; Other Offers. (a) General Prohibitions. The Company and its Subsidiaries shall not, and each shall use their reasonable best efforts to cause its or their Representatives not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party to make an Acquisition Proposal; (iii) fail to make the Company Board Recommendation, withdraw or modify in a manner adverse to Parent the Company Board Recommendation, or recommend an Acquisition Proposal or take any action or make any public statement inconsistent with the Company Board Recommendation except as permitted by Section 6.03(b) through 6.03(e) (any of the foregoing in this clause (iii), an “Adverse Recommendation

Change”); (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries; or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement with a Third Party permitted under Section 6.03(b)). It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be deemed a breach of this Section by the Company.
     (b) Exceptions. Notwithstanding Section 6.03(a), at any time prior to the adoption of this Agreement by the Company’s stockholders:
     (i) the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party (and its Representatives or financing sources) that has made after the date of this Agreement a Superior Proposal or Acquisition Proposal that the Board reasonably believes will lead to a Superior Proposal; provided that such Superior Proposal or Acquisition Proposal did not result from a breach by the Company of Section 6.03(a); (B) furnish to such Third Party or its Representatives and financing sources non-public information relating to the Company or any of its Subsidiaries; and (C) afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries or otherwise cooperate, assist, facilitate and encourage such Third Party; provided, however, that the Company and its Subsidiaries shall not take any of the actions described in clauses (B) and (C) above unless and until the Company has entered into a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms (including with respect to the standstill provisions) no less favorable to the Company than those contained in the confidentiality agreement dated July 13, 2011 between the Company and Parent (the “Confidentiality Agreement”); provided, however, that (1) such confidentiality agreement may contain a less restrictive standstill restriction or no standstill restriction, in which case the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable, and (2) all such non-public information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrent with the time it is provided or made available to such Third Party); and
     (ii) the Board may make an Adverse Recommendation Change if the Board determines in good faith, after consultation with outside legal counsel, that (A) an Acquisition Proposal constitutes a Superior Proposal and the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law or (B) in the absence of an Acquisition Proposal, if due to events or changes in circumstances after the date hereof that were neither known to nor reasonably foreseeable by the Company as of or prior to the date hereof, the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.
     In addition, nothing contained herein shall prevent the Board from (i) complying with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03; provided, that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Board reaffirms the Company Board Recommendation in such statement or in connection with such action, (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act (which it is agreed shall not constitute an Adverse Recommendation Change), or (iii) causing the Company to make any factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto; provided, however, that, with respect to this clause (iii), the Company shall, to the extent practicable, provide Parent with a reasonable opportunity to comment on and review any such statement, if such statement is to be made and released in a writing.
     (c) Required Notices.
     (i) The Company shall notify Parent promptly (but in no event later than by 5:00 p.m., Houston time, on the next calendar day) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, including of the material terms and conditions thereof and for the avoidance of doubt the identity of the party making the Acquisition Proposal, and shall keep Parent reasonably informed as to the status (including changes to the material terms) of such Acquisition Proposal. The Company shall also notify Parent promptly (but in no event later than by 5:00 p.m., Houston time, on the next Business Day) after receipt by the Company of any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries in each case by any Third Party that has informed the Company that it is considering making, or has made, an Acquisition Proposal.

     (ii) The Board shall not make an Adverse Recommendation Change pursuant to Section 6.03(b)(ii)(B) unless the Company has notified Parent that the Board intends to make such an Adverse Recommendation Change, which notice shall specify in reasonable detail the facts and information constituting the basis for such contemplated determination, and until a period commencing on the date that such notice is deemed received by Parent in accordance with Section 11.01 and ending at 5:00 pm, Houston time, on the fifth Business Day thereafter has elapsed.
     (d) “Last Look”. The Board shall not make an Adverse Recommendation Change pursuant to Section 6.03(b)(ii)(A) unless:
     (i) the Company has notified Parent that the Board has determined that an Acquisition Proposal is a Superior Proposal and that, subject to compliance with the provisions hereof, the Company intends to terminate this Agreement pursuant to Section 10.01(d)(i) in order to enter into a binding agreement with respect to such Superior Proposal (such notice, the “Superior Proposal Notice”);
     (ii) the Superior Proposal Notice is accompanied by the agreement referred to in clause (i) of this Section 6.03(d) and all other documentation to be entered into by the Company or, to the extent known and available to the Company, by any of the Company’s Representatives in connection with such Superior Proposal; and
     (iii) a period commencing on the date that the Superior Proposal Notice is deemed to be received by Parent in accordance with Section 11.01 and ending at 5:00 p.m., Houston time, on the fifth Business Day thereafter (such five-Business Day period, the “Notice Period”) has elapsed and the Company has not received from Parent a written proposal to amend the terms of this Agreement that the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, to be at least as favorable, from a financial point of view, to the Company’s stockholders as the transactions described in the Superior Proposal Notice.
     It is understood and agreed that, upon the expiration of a Notice Period, if the Company has not received from Parent a written proposal to amend the terms of this Agreement that the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, to be at least as favorable, from a financial point of view, to the Company’s stockholders as the transactions described in the Superior Proposal Notice, the Company shall have the right to terminate this Agreement pursuant to Section 10.01(d)(i) at any time thereafter. It is also understood and agreed that any amendment to the financial terms or other material terms of a Superior Proposal after delivery of a Superior Proposal Notice in respect of such Superior Proposal shall require delivery of another Superior Proposal Notice and another Notice Period in respect of such Superior Proposal pursuant to Section 6.03(d)(iii), except that, assuming Parent has been afforded at least one Notice Period of at least five Business Days in respect of a Superior Proposal from such Third Party, any and each such subsequent Notice Period shall expire at 5:00 p.m., Houston time, on the second Business Day after the date that such subsequent Superior Proposal Notice is deemed received by Parent in accordance with Section 11.01.
     (e) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, written Acquisition Proposal for all of the outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor and outside legal counsel and taking into account all relevant factors, (i) if accepted, is reasonably expected to be consummated on the terms and conditions proposed, including any break-up fees, expense reimbursement provisions and conditions to consummation, and (ii) if consummated, would result in a transaction more favorable, from a financial point of view to the Company’s stockholders than provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)).
     (f) Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal. To the extent it has the contractual authority to do so, the Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information), and the Company shall certify to Parent that the Company has received all certifications of such return or destruction from such other Persons as promptly as practicable after receipt thereof. The Company shall use its reasonable best efforts to secure all such certifications as promptly as practicable. If any such Person fails to provide any required certification within the time period allotted in the relevant confidentiality agreement (or if no such period is specified, then within a reasonable time period after the date hereof), then the Company shall take all actions that may be reasonably necessary to secure its rights and ensure the performance of such other party’s obligations thereunder as promptly as practicable.
     Section 6.04. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation of the Company and its Subsidiaries. Any access, information request and investigation pursuant to this Section 6.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Nothing in this Section 6.04 shall require the Company to provide any access, or to disclose any information (A) if providing such access or disclosing such information could violate any Applicable Law (including United States or foreign antitrust and privacy laws) or (B) if such information is protected by attorney-client privilege to the extent such privilege cannot be protected by the Company through exercise of reasonable efforts. No information or knowledge obtained in any investigation pursuant to this Section 6.04 shall affect or be deemed to modify any representation or warranty made by any party hereunder.
     Section 6.05. Tax Matters. (a) From the date hereof until the Effective Time, except as required by Applicable Law, neither the Company nor any of its Subsidiaries shall make or change any Tax election, change any annual tax accounting period, adopt or change any method of tax accounting or file any amended Tax Returns or claims for Tax refunds, enter into any closing agreement, surrender any Tax claim, audit or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action (each such action or omission, a “Tax Action”) if, in each case, any such Tax Action would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries by an amount in excess of $5,000,000. Any Tax Action increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries in excess of $5,000,000 shall not be undertaken without the consent of Parent, which consent will not be unreasonably withheld.
     (b) The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.
     (c) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger (including any real property transfer tax and any similar Tax) shall be paid by the Company when due, and the Company shall, at its own expense, file all necessary Tax returns and other documentation with respect to all such Taxes and fees, and, if required by Applicable Law, the Company shall, and shall cause its Affiliates to, join in the execution of any such Tax returns and other documentation.
ARTICLE 7
Covenants of Parent
     Parent agrees that:
     Section 7.01. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
     Section 7.02. Voting of Shares. Parent shall vote all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of the Company Stockholder Approval.
     Section 7.03. Director and Officer Liability.
     (a) For six years from and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless the present and former officers and directors of the Company or any of its Subsidiaries and each person who acts or has acted as a fiduciary under any Employee Plan of the Company or any of its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Louisiana Law or any other Applicable Law or provided under the Company’s articles of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law. Parent and the Surviving Corporation shall advance reasonable expenses (including reasonable legal fees and expenses) incurred in the defense of any claims, action, suit, proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 7.03(a) in accordance with the procedures set forth in the Company articles of incorporation and bylaws in effect on the date hereof;

provided, however, that the director or officer of the Company to whom expenses are advanced undertakes to repay such advanced expenses to Parent and the Surviving Corporation if it is ultimately determined that such director or officer is not entitled to indemnification pursuant to this Section 7.03(a).
     (b) For six years from and after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s articles of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.
     (c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are substantially equivalent to and in any event no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, Parent and the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are substantially equivalent to and in any event no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or Parent and the Surviving Corporation shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 200% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule.
     (d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.03.
     (e) The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the articles of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, or under Louisiana Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights under this Section 7.03 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person and his heirs and representatives.
     Section 7.04. Post-Closing Employee and Employment Benefit Matters.
     (a) For the one year period following the Closing Date (the “Post-Closing Period”), with respect to each employee of the Company or any Subsidiary as of the Effective Time (the “Current Employees”), Parent shall, or shall cause the Company or a Subsidiary to, as applicable, provide to each such Current Employee (i) the same or greater base salary or base rate of pay and target bonus opportunities as in effect immediately prior to the Effective Time, (ii) severance benefits (including, if applicable, post-termination health and welfare benefits) that are no less favorable than the severance benefits such Current Employee was eligible for immediately prior to the Effective Time and (iii) such other compensation and employee benefits that, with respect to such Current Employee, are substantially comparable in the aggregate to the compensation and benefits provided by the Company or Subsidiary, as applicable, to such Current Employee immediately prior to the Effective Time.
     (b) From and after the Effective Time, Parent shall, and shall cause the Company to, honor all obligations under the Employee Plans and International Plans in accordance with their respective terms as in effect immediately prior to the Effective Time. Without limiting the generality of the foregoing, Parent shall assume and honor all obligations under the Key Management Change-In-Control Agreements set forth in Section 4.19(d) of the Company Disclosure Schedule. For the avoidance of doubt and notwithstanding anything to the contrary herein or in any Employee Plan or International Plan, for purposes of any Employee Plan or International Plan containing a definition of “change in control” or “change of control”, the Merger shall be deemed to constitute a “change in control” or “change of control”.
     (c) With respect to any employee benefit plan maintained by Parent or any of its Subsidiaries (each a “Parent Employee Plan”) in which any Current Employee or any dependent thereof is eligible or participates after the Effective Time, such Current Employee shall receive full credit for service with the Company and any of its Subsidiaries (or predecessor employers to the extent the Company or a Subsidiary currently provides such past service credit) for all purposes (including benefit accrual), to the same extent that such service was recognized as of the Effective Time under a comparable plan of the Company and/or its Subsidiaries in which such Current Employee participated; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.
     (d) Parent shall waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries (other than the Company and any of its Subsidiaries) in which any Current Employee or any dependent thereof participates from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company welfare benefit plan immediately prior to the Effective Time. Parent shall recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Current Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Current Employee or dependent participates from and after the Effective Time.
     (e) The provisions contained in this Section 7.04 with respect to Current Employees are included for the sole benefit of the respective parties hereto and shall not create any right in any other person, including any employee, former employee, or any participant in any Employee Plan or International Plan (or beneficiary of any of the foregoing), including any right to continued (or resumed) employment with Parent, the Company, or any of their respective Subsidiaries, and no provision of this Section 7.04 shall constitute an amendment of, or an undertaking to amend, any Employee Plan.
     Section 7.05. No Other Representations or Warranties. Each of Parent and Merger Subsidiary agrees that, except for the representations and warranties made by the Company that are expressly set forth in Article 4, the Company has not made and shall not be deemed to have made any representation or warranty of any kind. Without limiting the generality of the foregoing, except for the representations and warranties made by the Company that are expressly set forth in Article 4, each of Parent and Merger Subsidiary agrees that neither the Company, nor any of their respective Representatives, makes or has made any representation or warranty to Parent, Merger Subsidiary or any of their respective Representatives with respect to:
     (a) any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective Representatives; or
     (b) any other information, statement or documents heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective Representatives.
ARTICLE 8
Covenants of Parent and the Company
     The parties hereto agree that:
     Section 8.01. Reasonable Best Efforts; Regulatory Filings. (a) Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Subsidiary shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) preparing and filing as promptly as practicable (and, in any event, within any specifically provided time period set forth in this Agreement) with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party; (iii) avoiding, resisting and resolving all objections of any Governmental Authority or other Third Party; and (iv) contesting any action, suit, investigation or proceeding of any Governmental Authority or other Third Party seeking to permanently or preliminarily enjoin, delay, prevent or make unlawful consummation of the Merger or any other transaction contemplated by this Agreement. For the avoidance of doubt, the obligations set forth in this Section 8.01(a) shall not be deemed breached as a result of actions by the Company, its Subsidiaries or its Representatives that are permitted by Section 6.03.
     (b) In furtherance of Section 8.01(a), (i) as promptly as reasonably practicable, but no later than 10 Business Days, following the execution of this Agreement, the parties shall make all filings under the HSR Act, and (ii) as promptly as practicable, but no later than 20 Business Days (unless an earlier filing is required by Applicable Law), following the execution of this Agreement, the parties shall make all filings under the analogous laws existing in foreign jurisdictions set forth in Section 8.01(b) of the Company Disclosure Schedule (collectively with the HSR Act, the “Premerger Notification Rules”). Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any Premerger Notification Rules. Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration of any applicable waiting period under any Premerger Notification Rules. Parent and the Company shall each use its reasonable best efforts to respond to and comply with any request for information from any Governmental Authority charged with enforcing, applying, administering, or investigating any Applicable Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, any attorney general of a state of the United States or any other competition authority of any jurisdiction (“Antitrust Authority”). Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Antitrust Authority. Parent and the Company shall cooperate in any proceedings or negotiations with any Antitrust Authority or other Person relating to any of the foregoing, and each party shall afford the other party a reasonable opportunity to participate in any discussion with any Antitrust Authority relating to the foregoing. Parent and Merger Subsidiary shall not take any action that could reasonably be expected to materially hinder or delay the obtaining of clearance or the expiration of any required waiting period under the Premerger Notification Rules or any other applicable Antitrust Law.
     (c) In furtherance of and not in limitation of Section 8.01(a), Parent and the Company shall prepare and submit a final joint voluntary notice in accordance with Exon-Florio (the “Exon-Florio Filing”) to CFIUS as promptly as practicable after the date hereof (but in any event within 20 Business Days). Parent and the Company shall use their reasonable best efforts to avoid possible rejection or deferred acceptance of the Exon-Florio Filing under 31 C.F.R. Section 800.403, respond to any inquiries from CFIUS or any other Governmental Authority involved in the Exon-Florio review and, if applicable, investigation within the time frame set forth in 31 C.F.R. Section 800.403(a)(3), and make any other submissions under Exon-Florio that are required to be made or that the parties agree should be made. Parent and Company shall use their reasonable best efforts to obtain a notification from CFIUS or, if applicable, the President of the United States that the review or investigation under Exon-Florio has been concluded.
     (d) For the avoidance of doubt, this Article 8 shall require Parent to take (and commit to take) with respect to itself and the Company such actions as may be necessary or advisable to avoid or eliminate impediments under any Antitrust Law or Exon-Florio that may be asserted by any Antitrust Authority, CFIUS or any other Governmental Authority with respect to the Merger; provided, however, that any such action shall not constitute a Burdensome Condition. A “Burdensome Condition” means any action that, individually or in the aggregate, has an impact that is material and adverse on the benefits or value that Parent expects to receive in connection with the transactions contemplated by this Agreement or requires Parent to agree to hold separate or to divest any of the material businesses, services, properties or assets of either Parent, on the one hand, or the Company and its Subsidiaries, on the other hand; provided, however, that for purposes of this Section 8.01(d), each of the Global 1200 and Global 1201 shall be material properties.
     Section 8.02. Proxy Filing. (a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC (i) a Form 8-K containing this Agreement and (ii) the preliminary Proxy Statement; provided, however, that Parent and its counsel shall be given a reasonable opportunity to review and comment on the preliminary Proxy Statement before it is filed. Subject to Section 6.03, the Proxy Statement shall include the Company Board Recommendation. Subject to Section 6.02, the Company and Parent shall cooperate with one another in setting a mutually acceptable date for the Company Stockholder Meeting. The Company and Parent shall cooperate with one another in connection with the preparation of the Proxy Statement. Parent and its counsel shall be given a reasonable opportunity to review and comment on any amendment to the Proxy Statement each time before it is filed with the SEC. The Company shall provide Parent and its counsel with (1) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments or other communications and (2) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response, including by participating with the Company or its counsel in any discussions or meetings with the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement, and the Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the SEC indicates that it has no further comments on the Proxy Statement. Except as contemplated by Section 6.03(b), no amendment or supplement to the Proxy Statement shall be filed without the approval of both the Company and Parent, which approval shall not be unreasonably withheld, conditioned or delayed. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company.
     (b) The Company shall make all necessary filings with respect to the Merger and the transactions contemplated hereby under the 1933 Act and the 1934 Act and applicable state “blue sky” laws and the rules and regulations thereunder.
     Section 8.03. Public Announcements. Parent and the Company shall consult with each other before issuing, and will provide with each other reasonable opportunity to review and comment upon, any press release, to the extent practicable, any other public statements with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or, to the extent practicable, make any other public statement, except to the extent any public statement or press release may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association or as permitted by Section 6.03 (in which case the disclosing party will, to the extent practicable, promptly inform the other party in writing in advance of such compelled disclosure).
     Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
     Section 8.05. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:
     (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
     (b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;
     (c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;
     (d) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 9.02(a), 9.02(b), 9.03(a) or 9.03(b) not to be satisfied; and
     (e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;
provided that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.
     Section 8.06. Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of NASDAQ to enable the de-listing by the Surviving Corporation of the Company Stock from NASDAQ and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than 10 days after the Closing Date.

     Section 8.07. Financing Cooperation. At the request of Parent, the Company agrees to reasonably cooperate with Parent in good faith in connection with negotiating and consummating any financing that Parent or any of its Affiliates may desire to enter into in order to finance or refinance payment of amounts owed pursuant to the Merger, the other transactions contemplated hereby and/or to refinance existing debt of the Company and its Subsidiaries; provided, however, that the Company shall not be required to produce any financial statements outside the ordinary course of business. In addition, at the request of Parent, the Company shall cooperate with Parent in discussions with lenders under the Credit Facility to terminate as of the Effective Time the Credit Facility or to seek amendments or waivers thereunder; provided, however, that prior to the Effective Time the Company shall not be required to pay any fees that are payable in connection with any such amendments of waivers.
     Section 8.08. Title XI Bonds. Promptly following the date hereof, the Company shall use its reasonable best efforts to obtain, and to deliver to Parent copies of, the Title XI Consent on terms reasonably satisfactory to Parent. The Company agrees to submit to the Maritime Administration its request for the Title XI Consent within 10 Business Days of the date hereof. Parent agrees to cooperate with the Company in the preparation and submission of such request and in obtaining the Title XI Consent. Parent and its counsel shall be given a reasonable opportunity to review and comment on such request before it is submitted. Notwithstanding anything to the contrary contained herein, the parties hereto understand and agree that the reasonable best efforts of the Company under this Section 8.08 shall not be deemed to include any payment of a fee in connection with the Title XI Consent unless Parent shall reimburse the Company for such payment within three Business Days.
     Section 8.09. Foreign Ownership Restrictions. The Company shall take all actions necessary to eliminate as of immediately prior to the Effective Time any restrictions on foreign ownership included in any of its U.S. Subsidiaries’ organizational documents.
     Section 8.10. Section 16 Matters. Prior to the Effective Time, the Company may take such actions as may be necessary to cause dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the 1934 Act to be exempt under Rule 16b-3 promulgated under the 1934 Act in accordance with the procedures set forth in such Rule 16b-3 and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999).

ARTICLE 9
Conditions to the Merger
     Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:
     (a) the Company Stockholder Approval shall have been obtained, in accordance with Louisiana Law;
     (b) no Applicable Law shall prohibit the consummation of the Merger; and
     (c) the waiting periods applicable to the consummation of the Merger pursuant to the HSR Act and the other Premerger Notification Rules of the jurisdictions set forth in Section 9.01(c) of the Company Disclosure Schedule shall have expired or been terminated.
     Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:
     (a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time; (ii)(A) the representations and warranties of the Company contained in Sections 4.01 and 4.02 and each sentence of Section 4.05(a) (other than the first sentence thereof) and the first and second sentences of Section 4.05(b) shall be true and correct in all respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all respects only as of such time) except in respect of the aforementioned sentences of Section 4.05, inaccuracies that would result in payment of $1,000,000 or less of additional Merger Consideration and Equity Award Consideration, in the aggregate; and (B) the other representations and warranties of the Company contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), with, in the case of this clause (B) only, such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

     (b) there shall not have been instituted or pending (or overtly threatened) any action or proceeding by any Governmental Authority challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger;
     (c) there shall not have occurred after the date of this Agreement any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company; and
     (d) CFIUS shall have notified Parent that it has determined not to investigate the transactions contemplated by this Agreement (including the Merger) or, in the event that CFIUS has undertaken such an investigation, CFIUS has terminated such investigation or the President of the United States has determined not to take any action.
     Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the condition that: (a) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time; (b) (i) the representations and warranties of Parent contained in Sections 5.01 and 5.02 shall be true and correct in all respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all respects only as of such time) and (ii) the other representations and warranties of Parent and Merger Subsidiary contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), with, in the case of this clause (ii) only, such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and (c) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.
ARTICLE 10
Termination
     Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company) by notice from the terminating party given to the other party:

     (a) by mutual written agreement of the Company and Parent;
     (b) by either the Company or Parent, if:
     (i) the Merger has not been consummated on or before the date that is the 225th day following the date of this Agreement (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; or
     (ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such Order shall have become final and nonappealable; provided, however, that the foregoing right to terminate this Agreement shall not be available to a party whose breach of any provision of this Agreement has resulted in such action or event; or
     (iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or
     (c) by Parent, if:
     (i) an Adverse Recommendation Change shall have occurred, or after public announcement of an Acquisition Proposal, the Board shall have failed to reaffirm the Company Board Recommendation within 10 Business Days after such public announcement; provided, however, that the right to terminate this Agreement pursuant to this termination right as a result of such action must be exercised by Parent within 10 Business Days following the event giving rise to such right to terminate or, if sooner, immediately prior to the Company Stockholder Meeting; or
     (ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement (other than Section 6.03) shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided, however, that Parent shall have given 10 Business Days notice prior to such termination; or
     (iii) prior to the Company Stockholder Meeting, there shall have been an intentional and material breach by the Company of Section

6.03; provided, however, that Parent shall have given 10 Business Days notice prior to such termination; or
(d) by the Company, if
     (i) prior to the Company Stockholder Meeting, the Board shall have made an Adverse Recommendation Change in accordance with Section 6.03(b)(ii)(A) in order to enter into a definitive, written agreement concerning a Superior Proposal; provided, however, that the Company shall have paid any amounts due pursuant to Section 11.04(b) in accordance with the terms, and at the times, specified therein; or
     (ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03 not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided, however, that the Company shall have given Parent 10 Business Days notice prior to such termination.
The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.
     Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from (i) fraud or (ii) the intentional failure of any party to (A) fulfill a condition to the performance of the obligations of the other party or (B) perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure (including, in the case of the Company, damages based on the consideration that would have otherwise been payable to the holders of Company Stock and Company Equity Awards). The provisions of this Section 10.02 (Effect of Termination) and Sections 11.04 (Expenses), 11.07 (Governing Law), 11.08 (Jurisdiction) and 11.09 (Waiver of Jury Trial) shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11
Miscellaneous
     Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:
Technip S.A.
89 avenue de la Grande Armée
75116 Paris
France
Attention: John Harrison
E-mail: jharrison@technip.com
     with a copy to (which shall not constitute notice for any purpose):
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: William Aaronson
Facsimile No.: (212) 701-5800
E-mail: william.aaronson@davispolk.com
     if to the Company, to:
Global Industries, Ltd.
11490 Westheimer
Suite 400
Houston, Texas 77077
Attention: Russell Robicheaux
Facsimile No.: (281) 529-7980
E-mail: russr@globalind.com
     with a copy to (which shall not constitute notice for any purpose):
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Attention: Jeffery B. Floyd and Stephen M. Gill
Facsimile No.: (713) 615-5956
E-mail: jfloyd@velaw.com and sgill@velaw.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received (a) on the date of receipt by the recipient thereof when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained) prior to 5:00 p.m. on a Business Day in the place of receipt (otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt) or (b) on the next Business Day if transmitted by national overnight courier.
     Section 11.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.
     Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Louisiana Law without such approval having first been obtained.
     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
     Section 11.04. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
     (b) Termination Fee.
     (i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i), Section 10.01(c)(ii) (but only if the failure to satisfy the condition specified therein results from an intentional breach by the Company of any of its representations and warranties or the intentional failure of the Company to perform a covenant or obligation contained herein) or Section 10.01(c)(iii), then the Company shall pay Parent in immediately available funds, the Termination Fee, which shall be payable within three Business Days of such termination.
     (ii) If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds the Termination Fee, which shall be payable at the time of such termination.
     (iii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the stockholders of the Company and such Acquisition Proposal is not publicly withdrawn prior the Company Stockholder Meeting, and (C) within nine months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided, however, that for purposes of this clause (C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the consummation of the applicable Acquisition Proposal, the Termination Fee.
(c) Other Provisions Related to Termination Fee.
     (i) In no event shall Parent be entitled to receive more than one Termination Fee.
     (ii) The Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the Prime Rate published in the Wall Street Journal, Eastern Edition, on the date that such payment was due from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

     (iii) Parent and Merger Subsidiary agree that, notwithstanding any other provision of this Agreement, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to Section 11.04(b) and such Termination Fee is paid in full, Parent and Merger Subsidiary shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Subsidiary shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective partners, managers, members, stockholders or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.
     Section 11.05. Disclosure Schedule. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and any other representations and warranties of the Company that is contained in this Agreement to which the relevance of such item thereto is reasonably apparent. The inclusion of an item in the Company Disclosure Schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company.
     Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon, shall inure to the benefit of the parties hereto and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and, except (a) as provided in Section 7.03 (which shall be to the benefit of the Persons referred to in such Sections), (b) the rights of holders of Company Stock and Company Equity Awards to pursue claims for damages and other relief, including equitable relief, for Parent’s or Merger Subsidiaries’ breach or wrongful termination of this Agreement or fraud, and (c) following the Effective Time, the rights of holders of shares of Company Stock and Company Equity Awards to receive the Merger Consideration or Equity Award Consideration, as applicable; provided, however, that the rights granted pursuant to clause (b) shall be enforceable only by the Company, on behalf of the holders of Company Stock and Company Equity Awards, in the Company’s sole discretion, it being understood and agreed such rights shall attach to such shares of Company Stock and Company Equity Awards and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by the Company with respect to such rights may, in the Company’s sole discretion, be (i) distributed, in whole or in part, by the Company to the holders of shares of Company Stock of record as of any date determined by the Company or (ii) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.
     (b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.
     Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of law rules of such state.
     Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought exclusively in any federal court located in the State of New York or New York state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Each of the parties hereto agrees that a final nonappealable judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.
     Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR

RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) shall be effective as delivery of a manually executed counterpart hereof. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
     Section 11.11. Entire Agreement. This Agreement (together with the Exhibits, the Company Disclosure Schedule, the Parent Disclosure Schedule, and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
     Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
     Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof or were otherwise breached, and that the parties shall be entitled to an injunction or injunctions, without the posting of any bond and without proof of actual damages, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, this being in addition to any other remedy to which they are entitled at law or in equity.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

TECHNIP S.A.
By:	/s/ Thierry Pilenko
	Name:	Thierry Pilenko
	Title:	Chairman and Chief Executive Officer

[Signature page Merger Agreement]

APOLLON MERGER SUB B, INC.
By:	/s/ John Harrison
	Name:	John Harrison
	Title:	Secretary

[Signature page Merger Agreement]

GLOBAL INDUSTRIES, LTD.
By:	/s/ John B. Reed
	Name:	John B. Reed
	Title:	Chief Executive Officer

[Signature page Merger Agreement]